Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2006		2007		2008		2009(2)		2010(2)		2011
Net income (loss)	$43,279		$45,551		$10,360		$(55,823)		$(40,198)		$8,612
Income tax expense (benefit)	34,520		37,283		14,487		(36,146)		(23,213)		6,919
Fixed charges	171,686		224,932		230,078		263,011		253,569		239,477

Earnings	249,485		307,766		254,925		171,042		190,158		255,008

Interest expense, net	109,806		158,609		156,716		191,455		185,517		170,524
Rent under leases representative of an interest factor	61,880		66,323		73,362		71,556		68,052		68,953
Preferred dividends	0		0		0		0		0		0

Fixed charges	171,686		224,932		230,078		263,011		253,569		239,477

Ratio of earnings to fixed charges	1.5	x	1.4	x	1.1	x	0.7	x	0.7	x	1.1	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $63.4 million and $92.0 million, respectively.